Exhibit 99.1

Press release

Biophytis files a patent application
and strengthens its intellectual property in obesity

Paris (France) and Cambridge (Massachusetts, USA), April 15, 2024 – 07:00am CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics for age-related diseases, today announces the filing of a patent application in the treatment of obesity, a new indication in which the Company has positioned itself with the announcement of its phase 2 OBA clinical trial.

This new patent application, which is expected to be granted as soon as 2025, will strengthen BIO101's (20-hydroxyecdysone) position in the treatment of obesity in combination with GLP-1 RAs. This new patent will extend the exclusivity period of BIO101 (20-hydroxyecdysone) in this indication until 2044.

Stanislas Veillet, CEO de Biophytis comments: "This patent application completes Biophytis' patent portfolio covering its lead drug candidate. This portfolio comprises 14 patent families, including 42 issued patents and 39 patents pending, and covers the main regions of the world, in particular Europe, the United States, Japan and major countries such as Brazil and China. This patent will strengthen our intellectual property in the now key area of obesity."

With promising results in obesity from preclinical studies and in the SARA-INT phase 2 study, BIO101 (20-hydroxyecdysone) has demonstrated its potential to become the molecule of choice for preserving muscle function in patients suffering from obesity treated with GLP-1 RAs.

Subject to regulatory approvals, the drug candidate could help address a critical medical problem, while positioning Biophytis in a large and fast-growing market. With an estimated market size of $6 billion in 2023 and an estimated average annual growth rate expected around 42%, the addressable market for the treatment of obesity is set to reach $100 billion by 2030 (source: Goldman Sachs Research).

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular (sarcopenia, phase 3 ready and Duchenne muscular dystrophy), respiratory (Covid-19 phase 2-3 completed) and metabolic diseases (obesity, phase 2 to be started). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040). For more information, visit www.biophytis.com

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Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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